Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2006 and December 31, 2005

and for the periods ended March 31, 2006 and 2005

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

INDEX

PAGE

Consolidated Balance Sheets - March 31, 2006 and December 31, 2005	3

Consolidated Statements of Income - Three months ended March 31, 2006 and 2005	4

Consolidated Statement of Changes in Shareholder’s Equity - Three months ended March 31, 2006	5

Consolidated Statements of Cash Flows - Three months ended March 31, 2006 and 2005	6

Notes to Consolidated Financial Statements	7-9

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands except per share amounts)

	March 31, 2006	December 31, 2005
Assets
Investments:
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $8,407,168 and $8,499,138)	$8,564,990	$8,791,123
Fixed-maturity securities pledged as collateral, at fair value (amortized cost $371,078 and $433,944)	382,393	430,700
Investments held-to-maturity, at amortized cost	1,201,399	1,278,611
Short-term investments, at amortized cost (which approximates fair value)	1,336,383	861,220
Other investments	157,873	156,571

Total investments	11,643,038	11,518,225
Cash and cash equivalents	119,790	116,339
Securities purchased under agreements to resell	345,377	380,306
Accrued investment income	122,104	128,865
Deferred acquisition costs	429,842	427,111
Prepaid reinsurance premiums	394,608	407,614
Reinsurance recoverable on unpaid losses	59,324	58,965
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $95,939 and $93,543)	97,173	98,626
Receivable for investments sold	6,314	3,550
Derivative assets	40,329	40,341
Other assets	179,551	249,397

Total assets	$13,514,388	$13,506,277

Liabilities and Shareholder’s Equity
Liabilities:
Deferred premium revenue	$3,116,502	$3,185,200
Loss and loss adjustment expense reserves	730,352	721,502
Securities sold under agreements to repurchase	345,377	380,306
Variable interest entity floating rate notes	1,248,194	1,280,160
Short-term debt	58,745	58,745
Current income taxes	2,981	—
Deferred income taxes, net	419,825	465,407
Deferred fee revenue	14,281	15,954
Payable for investments purchased	453,496	62,325
Derivative liabilities	27,971	32,052
Other liabilities	164,163	224,726

Total liabilities	6,581,887	6,426,377

Commitments and contingencies (See Note 6)

Shareholder’s Equity:
Preferred stock, par value $1,000 per share; authorized shares - 4,000.08, issued and outstanding - none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding - 100,000 shares	15,000	15,000
Additional paid-in capital	1,675,952	1,672,310
Retained earnings	5,117,296	5,202,304
Accumulated other comprehensive income, net of deferred income tax of $76,842 and $126,539)	124,253	190,286

Total shareholder’s equity	6,932,501	7,079,900

Total liabilities and shareholder’s equity	$13,514,388	$13,506,277

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(In thousands)

	Three months ended March 31
	2006	2005
Revenues:
Gross premiums written	$180,888	$291,114
Ceded premiums	(26,632)	(35,195)

Net premiums written	154,256	255,919
Decrease (increase) in deferred premium revenue	56,932	(39,647)

Premiums earned (net of ceded premiums of $39,705 and $43,878)	211,188	216,272
Net investment income	132,477	116,520
Net realized gains (losses)	(7,463)	70
Net gains (losses) on derivative instruments	4,040	1,525
Fees and reimbursements	8,084	6,854
Other	152	1,013

Total revenues	348,478	342,254

Expenses:
Losses and loss adjustment	20,126	20,851
Amortization of deferred acquisition costs	16,266	16,657
Operating	36,002	38,332
Interest expense	12,918	4,304

Total expenses	85,312	80,144

Income before income taxes	263,166	262,110
Provision for income taxes	68,174	69,290

Net income	$194,992	$192,820

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)

For the three months ended March 31, 2006

(In thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares	Amount
Balance, January 1, 2006	100,000	$15,000	$1,672,310	$5,202,304	$190,286	$7,079,900

Comprehensive income:
Net income	—	—	—	194,992	—	194,992
Other comprehensive income (loss):
Change in unrealized appreciation of investments net of change in deferred income taxes of $(49,647)	—	—	—	—	(69,107)	(69,107)
Change in foreign currency translation net of change in deferred income taxes of $(50)	—	—	—	—	3,074	3,074

Other comprehensive loss						(66,033)

Comprehensive income						128,959

Dividends declared (per common share of $2,800.00)	—	—	—	(280,000)	—	(280,000)

Variable interest entity equity	—	—	52	—	—	52

Stock-based compensation	—	—	3,590	—	—	3,590

Balance, March 31, 2006	100,000	$15,000	$1,675,952	$5,117,296	$124,253	$6,932,501

Disclosure of reclassification amount:
Change in unrealized appreciation of investments arising during the period, net of taxes	$(63,735)
Reclassification adjustment, net of taxes	(5,372)

Change in net unrealized appreciation, net of taxes	$(69,107)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Three months ended March 31
	2006	2005
Cash flows from operating activities:
Net income	$194,992	$192,820
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease in accrued investment income	6,761	9,486
Increase in deferred acquisition costs	(2,731)	(11,419)
Decrease in prepaid reinsurance premiums	13,006	7,940
(Decrease) increase in deferred premium revenue	(68,698)	27,670
Increase in loss and loss adjustment expense reserves	8,850	29,195
(Increase) decrease in reinsurance recoverable on unpaid losses	(359)	519
Depreciation	2,396	2,784
Amortization of bond discount, net	6,186	7,335
Net realized losses (gains) on sale of investments	7,463	(70)
Current income tax provision	2,981	8,088
Deferred income tax provision	3,411	15,091
Net gains on derivative instruments	(4,040)	(1,525)
Stock option compensation	3,590	4,336
Other, net	(571)	(191,935)

Total adjustments to net income	(21,755)	(92,505)

Net cash provided by operating activities	173,237	100,315

Cash flows from investing activities:
Purchase of fixed-maturity securities, net of payable for investments purchased	(887,275)	(583,640)
Sale of fixed-maturity securities, net of receivable for investments sold	867,609	288,895
Redemption of fixed-maturity securities, net of receivable for investments redeemed	89,145	83,860
Sale of short-term investments, net	91	75,375
Sale of other investments, net	1,534	10,245
Redemption of held-to-maturity investments	77,212	—
Capital expenditures	(1,120)	(1,752)
Disposals of capital assets	5	—

Net cash provided (used) by investing activities	147,201	(127,017)

Cash flows from financing activities:
Principal paydown of variable interest entity floating rates	(34,810)	—
Other borrowings and deposits	(1,478)	(2,466)
Capital issuance costs	(699)	(793)
Dividends paid	(280,000)	—

Net cash used by financing activities	(316,987)	(3,259)

Net increase (decrease) in cash and cash equivalents	3,451	(29,961)
Cash and cash equivalents - beginning of period	116,339	182,347

Cash and cash equivalents - end of period	$119,790	$152,386

Supplemental cash flow disclosures:
Income taxes paid	$4,019	$3,789
Interest paid:
Other borrowings and deposits	$842	$1,096
Variable interest entity floating rate notes	$12,055	$4,304
Non cash items:
Stock compensation	$3,590	$4,336

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and Subsidiaries (MBIA Corp.) and other entities required by accounting principles generally accepted in the United States of America (GAAP). These statements do not include all of the information and disclosures required by GAAP. These statements should be read in conjunction with MBIA Corp.’s consolidated financial statements and notes thereto for the year ended December 31, 2005. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of MBIA Corp.’s financial position and results of operations.

The results of operations for the three months ended March 31, 2006 may not be indicative of the results that may be expected for the year ending December 31, 2006. The December 31, 2005 balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP. Certain amounts have been reclassified in prior years’ financial statements to conform to the current presentation. This includes the reclassification of variable interest entity (VIE) interest expense from “Net investment income” to “Interest expense,” which had no effect on net income, total assets, total liabilities or shareholder’s equity as previously reported.

NOTE 2: Dividends Declared

Dividends declared by MBIA Corp. during the three months ended March 31, 2006 were $280.0 million.

NOTE 3: Variable Interest Entities

MBIA Corp. provides structured funding and credit enhancement services to global finance clients through the use of certain MBIA-administered, bankruptcy-remote special purpose vehicles (SPVs) and through third-party SPVs. Third-party SPVs are used in a variety of structures guaranteed or managed by MBIA Corp., whereby MBIA Corp. has risks analogous to those of MBIA-administered SPVs. MBIA Corp. has determined that such SPVs fall within the definition of a VIE under FASB Interpretation No. (FIN) 46(R), “Consolidation of Variable Interest Entities (Revised).” Under the provisions of FIN 46(R), MBIA Corp. must determine whether it has a variable interest in a VIE and if so, whether that variable interest would cause MBIA Corp. to be the primary beneficiary. The primary beneficiary is the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns, or both, of the VIE and is required to consolidate the VIE.

In the third quarter of 2004, MBIA Corp. began consolidating two VIEs established in connection with the Capital Asset Research Funding Series 1997A and Series 1998A tax lien securitizations to which MBIA Corp. provided financial guarantees. The assets of these entities, which are principally reported within “Other assets” on MBIA Corp.’s consolidated balance sheet, totaled $1.4 million at March 31, 2006 and $2.5 million at December 31, 2005. Liabilities of the securitizations substantially represented amounts due to MBIA Corp., which were eliminated in consolidation. Additionally, MBIA Corp. consolidates certain third-party VIEs as a result of financial guarantees provided by the insurance operations. Third-party VIE assets and liabilities are primarily reported in “Investments held-to-maturity” and “Variable interest entity floating rate notes,” respectively, on MBIA Corp.’s balance sheet. The assets and liabilities of these VIEs each totaled $1.2 billion at March 31, 2006 and $1.3 billion at December 31, 2005. Consolidation of such VIEs does not increase MBIA Corp.’s exposure above that already committed to in its insurance policies.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4: Losses and Loss Adjustment Expense Reserves (LAE)

Losses and LAE reserves are established in an amount equal to MBIA Corp.’s estimate of unallocated losses, identified or case basis reserves and costs of settlement and other loss mitigation expenses on obligations it has insured. A summary of the unallocated and case basis activity and the components of the liability for losses and LAE reserves for the first quarter of 2006 are shown in the following table:

In thousands	1Q 2006
Case basis loss and LAE reserves:
Balance at January 1	$512,888
Less: reinsurance recoverable	58,965

Net balance at January 1	453,923

Case basis transfers from unallocated loss reserve related to:
Current year	—
Prior years	10,650

Total	10,650

Paid related to:
Current year	—
Prior years	11,430

Total paid	11,430

Net balance at March 31	453,143
Plus: reinsurance recoverable	59,324

Case basis reserve balance at March 31	512,467

Unallocated loss reserve:
Balance at January 1	208,614
Losses and LAE incurred(1)	20,126
Channel Re elimination(2)	(205)
Transfers to case basis and LAE reserves	(10,650)

Unallocated loss reserve balance at March 31	217,885

Total	$730,352

(1)	Represents MBIA Corp.’s provision for losses calculated as 12% of scheduled net earned premium.
(2)	Represents the amount of losses and LAE incurred that have been eliminated in proportion to MBIA Corp.’s ownership interest in Channel Reinsurance Ltd. (Channel Re), which is carried on an equity method accounting basis.

Case basis activity transferred from MBIA Corp.’s unallocated loss reserve was approximately $11 million in the first quarter of 2006 and primarily consisted of additional loss reserves for MBIA’s guaranteed tax lien portfolio and Allegheny Health, Education and Research Foundation (AHERF). Unallocated loss reserves approximated $218 million at March 31, 2006, which represent MBIA Corp.’s estimate of losses associated with credit deterioration that has occurred in MBIA Corp.’s insured portfolio and are available for future case-specific activity. MBIA Corp. recorded $20 million in losses and LAE in the first quarter of 2006 based on 12% of scheduled net earned premium.

NOTE 5: Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In the first quarter of 2006 and in connection with its remediation efforts, MBIA Corp. exercised a call right with respect to $411 million of MBIA Corp.-insured Northwest Airlines’ enhanced equipment trust certificates issued by Northwest Airlines Pass Through Trust 2000-1G (the Certificates). Under the terms of the trust

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

agreement relating to the Certificates, MBIA Corp. had the right to call the Certificates at par as a result of the bankruptcy filing by Northwest Airlines. MBIA Corp. entered into an agreement with a third party under which the third party financed the call of the Certificates and purchased the Certificates from MBIA Corp. as part of a planned future securitization of the Certificates. MBIA Corp.’s policy guaranteeing payment of the Certificates remains in effect.

Due to certain continuing rights MBIA Corp. possesses with respect to the Certificates, MBIA Corp. recorded the Certificates and the related financing on its balance sheet under the requirements of Statement of Financial Accounting Standards (SFAS) 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The Certificates are included within “Short-term investments” and the related financing is included within “Payable for investments purchased” on MBIA Corp.’s consolidated balance sheet. Upon completion of a securitization of the Certificates, which is expected to occur in the second quarter of 2006, the Certificates and the related financing are expected to no longer be recorded on MBIA Corp.’s consolidated balance sheet.

NOTE 6: Commitments and Contingencies

In July 2002, MBIA Corp. filed suit against Royal Indemnity Company (Royal) in the United States District Court for the District of Delaware, to enforce insurance policies that Royal issued on certain vocational student loan transactions that MBIA Corp. insured. To date, claims in the amount of approximately $353 million have been made under the Royal policies with respect to loans that have defaulted. MBIA Corp. expects that there will be additional claims made under the policies with respect to student loans that may default in the future. Royal had filed an action seeking a declaration that it is not obligated to pay on its policies. In October 2003, the court granted MBIA Corp.’s motion for summary judgment and ordered Royal to pay all claims under its policies. Royal appealed the order, and, in connection with the appeal, pledged $390 million of investment grade collateral to MBIA Corp. to secure the entire amount of the judgment, with interest, and has agreed to post additional security for future claims and interest.

On October 3, 2005, the Court of Appeals for the Third Circuit upheld the decision of the United States District Court for the District of Delaware insofar as it enforced the Royal insurance policies, but remanded the case to the District Court for a determination of whether the Royal policies cover all losses claimed under the policies. In particular, the Court of Appeals directed the District Court to consider whether the Royal policies would cover losses resulting from the misappropriation of student payments rather than from defaults by students. MBIA Corp. believes that the Royal policies would cover losses even if they result from misappropriation of student payments, but in any event it appears that all or substantially all of the claims made under the Royal policies relate to defaults by students rather than misappropriation of funds. Therefore, MBIA Corp. expects Royal to be required to pay all or substantially all of the claims made under its policies and to be reimbursed for any payments MBIA Corp. made under its policies.

Royal filed a petition with the Third Circuit requesting that the case be reheard, which was denied in April 2006. In April 2006, Royal filed a motion with the District Court seeking a release of the collateral it pledged after entry by the District Court of the judgment against it in 2003. MBIA intends to oppose Royal’s motion to release the collateral and believes that, in light of the Third Circuit affirmance of the parts of the District Court judgment enforcing the Royal policies, and the language in the pledge agreement, the collateral should remain subject to the pledge, although there is no assurance that the collateral will not be released.

If the collateral is released and Royal is unable to make payments on the Royal policies, MBIA Corp. would incur substantial losses under its policies. MBIA Corp. does not believe, however, that any such losses will have a material adverse effect on its financial strength.